Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

September 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Derby

Jan Woo

Kathryn Jacobson

Robert Littlepage

Re:	GoodRx Holdings, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248465)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of GoodRx Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on September 22, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated September 14, 2020:

(i)	Dates of distribution: September 14, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 21

(iii)	Number of preliminary prospectuses furnished to investors: approximately 5,440

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 45

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,
MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. Acting on behalf of themselves and the several underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Umi Mehta
Name: Umi Mehta
Title: Managing Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
Name: Becky Steinthal Title: Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: Vice President

By: BARCLAYS CAPITAL INC.

By:	/s/ Nicholas A. Apostolatos
Name: Nicholas A. Apostolatos
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]